Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Vale S.A.:

We consent to the incorporation by reference in this Registration Statements on Form S-8 of Vale S.A. of our report dated February 22, 2017 with respect to the consolidated statement of financial position as of December 31, 2016 and 2015 and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the years in the three year period ended December 31, 2016 and the effectiveness of internal control over financial reporting as of December 31, 2106, which report appears in the December 31, 2016 Annual Report on Form 20-F of Vale S.A.

Rio de Janeiro, March 9, 2018

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes